May 4, 2005

By U.S. Mail

Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, FL 32254

	Re:  Winn-Dixie Stores, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
      File No. 1-3657

Dear Mr. Nussbaum:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief